Wessanen



press release

Corporate Development &
Communications


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2003
WASH, D.C. 188 SECTION

Amstelveen, June 30, 2003
(2:00 p.m.)

Nomination Ad Veenhof as new chairman Executive Board Wessanen approved by shareholders

The Supervisory Board of Koninklijke Wessanen nv announces that the General Meeting of Shareholders, held on June 30th 2003, has approved the nomination of Mr A.H.A. Veenhof as statutory director of the firm.

During the shareholders' meeting Kees Storm, chairman of the Supervisory Board, stated: "As mentioned before, the first priority of Ad Veenhof is to restore the company's performance. The Supervisory Board will give him ample space to do so. Mr Veenhof is expected to present his proposals regarding the further strategy before the end of 2003."

As per today, the Executive Board of Wessanen will consist of Ad Veenhof (chairman), Koos Kramer and Rick Thorne.

Supervisory Board
Koninklijke Wessanen nv

Note for the editor
Should you have any questions, please contact Aletta Smaal, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.smaal@wessanen-hq.com.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
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